UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 September 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2016

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	01.04.16	To:	30.09.16
Balance of unallotted securities under scheme(s) from previous return:		17,575,914
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		634,015
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,941,899

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2016

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)
Period of return:	From:	01.04.16	To:	30.09.16
Balance of unallotted securities under scheme(s) from previous return:		610,474
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,210
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		607,264

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2016

Name of applicant:		CRH plc
Name of scheme:		2010 Share Option Scheme
Period of return:	From:	01.04.16	To:	30.09.16
Balance of unallotted securities under scheme(s) from previous return:		1,232,888
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		302,436
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		930,452

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2016

Name of applicant:		CRH plc
Name of scheme:		2010 Savings-Related Share Option Scheme
Period of return:	From:	29.06.16	To:	30.09.16
Balance of unallotted securities under scheme(s) from previous return:		1,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		89,485
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		910,515

Name of contact:	Diarmuid Enright
Telephone number of contact:	00 353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 30 September 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary